UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

As at June, 2007

Commission File Number: 000-52146

ENERGY METALS CORPORATION
(Translation of registrant's name into English)

#1238 - 200 Granville Street, Vancouver, British Columbia V6C 1S4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

SUBMITTED HEREWITH

Exhibits

99.1	43-101 Technical Report on Antelope Uranium Project.

99.1	43-101 Technical Report on Antelope Uranium Project. (PDF)

99.2	43-101 Technical Report on Aurora Uranium Project.

99.2	43-101 Technical Report on Aurora Uranium Project. (PDF)

99.3	43-101 Technical Report on Sections 19 and 29 Portions of the Crownpoint Property.

99.3	43-101 Technical Report on Sections 19 and 29 Portions of the Crownpoint Property. (PDF)

99.4	43-101 Technical Report on Section 24 Portion of the Crownpoint Property.

99.4	43-101 Technical Report on Section 24 Portion of the Crownpoint Property. (PDF)

99.5	43-101 Technical Report on Hosta Butte Property.

99.5	43-101 Technical Report on Hosta Butte Property. (PDF)

99.6	43-101 Technical Report on the Palangana and Hobson Uranium In-Situ Leach Project.

99.6	43-101 Technical Report on the Palangana and Hobson Uranium In-Situ Leach Project. (PDF)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energy Metals Corporation
(Registrant)

Date: June 15, 2007	By:	/s/ Christine Thompson
Christine Thompson
	Title:	Corporate Secretary